Exhibit 21.1

List of Subsidiaries of electroCore, LLC

Subsidiary	Jurisdiction of Incorporation or Organization
electroCore Bermuda, Ltd.	Bermuda
electroCore Germany GmbH	Germany
electroCore UK Ltd.	United Kingdom